FORM 4                                            ------------------------------
                                                           OMB APPROVAL
[ ] Check this box if no                          ------------------------------
    longer subject to                             OMB Number:          3235-0287
    Section 16.  Form 4 or                        Expires:      January 31, 2005
    Form 5 obligations                            Estimated average burden
    May continue.  See                            hours per response         0.5
    Instruction 1(b).                             ------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1. Name and Address of            2. Issuer Name and Ticker or Trading    6. Relationship of
Reporting Person*                 Symbol                                     Reporting Person(s) to
                                                                             Issuer
Stag Financial Group, Inc.        Premier Development & Investment, Inc.     (Check all applicable)
-------------------------------   (OTCBB: PDVN)
(Last)      (First)   (Middle)                                               ___  Director
                                                                             ___  Officer
                                                                                  (give title below)
                                     3. I.R.S.           4. Statement for       _X_  10% Owner
                                     Identification      Month/Year          ___  Other
P. O. Box 23542                      Number of                                    (specify below)
-----------------------------        Reporting             3/2003
         (Street)                    Person, if an                           Joint Venture Project
                                     Entity                                  --------------------
                                     (voluntary)
Tampa          FL      33623                          5. If Amendment,    7. Individual or
-----------------------------        59-3696028          Date of Original    Joint/Group Filing
(City)      (State)    (Zip)                             (Month/Year)        (Check Applicable Line)

                                                                              _X_ Form filed by One
                                                                                  Reporting Person

                                                                              ___ Form filed by More
                                                                                  than One Reporting
                                                                                  Person

Table I - Non-Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of      2. Transaction   3. Transaction   4. Securities    5. Amount of     6. Ownership     7. Nature of
   Security         Date             Code             Acquired (A)     Securities       Form: Direct     Indirect
   (Instr. 3)       (Month/Day/      (Instr. 8)       or Disposed      Beneficially     (D) or           Beneficial
                    Year)                             of (D)           Owned at End     Indirect (I)     Ownership
                                                      (Instr. 3, 4     of Month
                                                       and 5)          (Instr. 3                         (Instr. 4)
                                                                       and 4)
                                  Code      V      Amount (A)  Price
                                                          or
                                                          (D)

Common,
Class A             3/1/03         K              250,000  D    N/A    249,500               D

Common,
Class A             3/31/03        S                  500  D   $5.25   249,500               D



  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title    2. Conver-  3. Trans-   4. Trans-   5. Number   6. Date     7. Title    8. Price    9. Number   10. Owner-  11. Nature
of Deriv-   sion or     action      action      of Deriv-   Exercise-   and         of          of Der-     ship Form   of Indirect
ative       Exercise    Date        Code        ative Sec-  able and    Amount of   Derivative  ivative     of Deriv-   Beneficial
Security    Price of    (Month/     (Instr.8)   urities     and Expir-  Underyling  Security    Securities  ative       Ownership
(Instr. 3)  Derivative  Day/Year)               Acquired    ation Date  Securities  (Instr. 5)  Benefic-    Securities  (Instr. 4)
            Security                            (A) or      (Month/Day  (Instr. 3               ially Owned Beneficially
                                                Disposed    Year)       and 4)                  at End of   Owned at
                                                (D)                                             Month       End of
                                                                                                (Instr. 4)  Month
                                                                                                            (Instr. 4)
                                    Code  V     (A)   (D)   Date  Ex-   Title Amount
                                                            Exer- pira-       or
                                                            cis-  tion        Number
                                                            able  Date        of
                                                                              Shares

Preferred,  5-shares                                                    Common,       5-shares
Class A     Comm., Cl.A 3/1/03      A           50,000      3/1/04      Cl.A  250,000 Comm.,Cl.A  50,000



Explanation of Responses:

The Company concluded a Stock Exchange Offer on February 28, 2003 whereby stockholders were allowed to convert their shares of Common Stock, Class A, into shares of Convertible Preferred Stock, Class A at a rate of five shares of common stock for one share of preferred stock. After a minimum holding period of one year, holders of the preferred shares may convert their holdings into shares of common stock at a one to five ratio. The preferred stock pays annual interest of 4% which is paid in like shares of preferred stock.

Stag Financial Group, Inc. tendered 250,000 shares of common stock in the Exchange Offer and now retains 249,500 shares of common stock and 50,000 shares of preferred stock.


  /s/ J. Scott Sitra                                          April 2, 2003
---------------------------------------------            -----------------------
** Signature of Reporting Person                                 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.